NO ACT

PE
1-21-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001048

January 21, 2009

George P. Long, III
Senior Counsel and Corporate Secretary
The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, PA 15222-2707

Received SEC
JAN 26 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-21-09

Re: The PNC Financial Services Group, Inc.

Dear Mr. Long:

This is in regard to your letter dated January 20, 2009 concerning the shareholder proposal submitted by the Board of Pensions of the Evangelical Lutheran Church in America and Calvert Asset Management Company, Inc. for inclusion in PNC's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that PNC therefore withdraws its December 29, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Heather H. Williamson
Senior Investment Manager
Board of Pensions
Evangelical Lutheran Church in America
800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892

Ivy Wafford Duke
Assistant Vice President
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

PROCESSED
JAN 28 2009
THOMSON REUTERS

George P. Long, III
Senior Counsel and Corporate Secretary
T 412-762-1901 F 412-705-2194

PNC

January 20, 2009

VIA E-MAIL TO shareholderproposals@sec.gov
WITH COPIES BY FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The PNC Financial Services Group, Inc. – Shareholder Proposal Exclusion Pursuant to Rule 14a-8

Ladies and Gentlemen:

On December 29, 2008, The PNC Financial Services Group, Inc. (the "Company") submitted a request, under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, to exclude a shareholder proposal from the Company's 2009 annual meeting proxy statement (the "14a-8 Request"). The shareholder proposal was jointly sponsored by the Board of Pensions of the Evangelical Lutheran Church in America and Calvert Asset Management Company, Inc. (collectively, the "Proponents"). The Proponents have since withdrawn the proposal, as evidenced by the attached letters. Accordingly, the Company hereby withdraws its 14a-8 Request with respect to the Proponents' proposal.

If you have any questions regarding this letter or require additional information, please contact the undersigned at (412) 762-1901 or fax at (412) 705-2194.

Very truly yours,

George P. Long, III
Senior Counsel and Corporate Secretary

cc: Heather H. Williamson
Patricia Zerega
Board of Pensions of the Evangelical
Lutheran Church in America
800 Marquette Ave., Suite 1050
Minneapolis, MN 55402

Ivy Wafford Duke
Shirley A. Peoples
Calvert Investments
4550 Montgomery Avenue
Bethesda, MD 20814

Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

January 14, 2009

George P. Long, III
Corporate Secretary
The PNC Financial Services Group
One PNC Plaza
249 Fifth Avenue
Pittsburgh, PA 15222-2707

Dear Mr. Long:

On behalf of the Calvert Asset Management Company, we are writing to notify you that we are withdrawing the shareholder resolution on Loan Servicing submitted to PNC Financial Services Group on November 19, 2008.

We appreciated your willingness to discuss issues surrounding loan servicing and are looking forward to future discussions with you on this important issue.

Sincerely,

Shirley A. Peoples
Senior Social Research Analyst

cc: James E. Rohr, Chairman and CEO, The PNC Financial Services Group
Bennett Freeman, Senior Vice President for Social Research and Policy, Calvert Asset Management Company, Inc.
Stu Dalheim, Manager of Advocacy, Calvert Asset Management Company, Inc.

A UNIFI Company

4550 Montgomery Avenue
Bethesda, MD 20814
800.368.2748
www.calvert.com

Board of Pensions
Evangelical Lutheran Church in America

800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892
(800) 352-2876 • (612) 333-7651
Fax: (612) 334-5399
mail@elcabop.org • www.elcabop.org

VIA OVERNIGHT DELIVERY

January 13, 2009

George P. Long, III
Corporate Secretary
The PNC Financial Services Group
One PNC Plaza
249 Fifth Avenue
Pittsburgh, PA 15222-2707

Dear Mr. Long:

On behalf of the ELCA Board of Pensions, we are writing to notify you that we are withdrawing the shareholder resolution on Loan Servicing submitted to PNC on November 5, 2008.

We appreciate your willingness to discuss issues surrounding loan servicing and look forward to an ongoing dialogue.

Sincerely,

Heather H Williamson

Heather H. Williamson, CFA
Senior Investment Manager
ELCA Board of Pensions

CC:

Pat Zerega
ELCA SW PA Synod
9625 Perry Highway
Pittsburgh, PA 15237

Kelli Dever – Mellon
Global Security Services
135 Santilli Highway
Everett, MA 02149

James E. Rohr
Chairman and CEO
The PNC Financial Services Group
One PNC Plaza, 249 Fifth Avenue
Pittsburgh, PA 15222-2707

George P. Long, III
Senior Counsel and Corporate Secretary
T 412-762-1901 F 412-705-2194

PNC

December 29, 2008

VIA E-MAIL TO shareholderproposals@sec.gov
WITH COPIES BY FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The PNC Financial Services Group, Inc. – Shareholder Proposal Exclusion Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of The PNC Financial Services Group, Inc. (the "Company"), a Pennsylvania corporation, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On November 6, 2008, the Company received a letter, dated November 5, 2008, from the Board of Pensions of the Evangelical Lutheran Church in America (the "Proponent") requesting that the Company include a shareholder proposal (the "Initial Proposal") in the Company's 2009 proxy statement. On November 20, 2008, the Company received a letter, dated the same date, from Calvert Asset Management Company, Inc. ("Co-Proponent") requesting that the Company include a shareholder proposal identical to the Initial Proposal (the "Co-Proposal" and, together with the Initial Proposal, the "Proposal") in the Company's 2009 proxy statement. In its letter, the Co-Proponent recognizes the Proponent as the "lead filer" and states that the Co-Proponent intends to act as a "co-sponsor of the resolution." A copy of the Proponent's letter and the Initial Proposal is attached hereto as Exhibit A. A copy of the Co-Proponent's letter and the Co-Proposal is attached hereto as Exhibit B.

The resolution contained in each of the Initial Proposal and Co-Proposal provides:

> Be it therefore resolved that the board of directors develop a loan servicing policy providing for the development of programs such as those put forth by the State Attorneys General in order to remedy borrowers for past predatory loan practices, help prevent future ones, reduce losses associated with foreclosures, and

> increase return to investors; and then report periodically to shareholders on its progress.

While the Company is committed to working diligently to modify the terms of residential mortgages that it holds and/or services as appropriate to meet its commitments and obligations to its various constituencies, the Company believes that these efforts are most appropriately viewed as management functions, and this letter sets forth the reasons for the Company's belief that it may omit the Proposal from the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2009 annual meeting of shareholders pursuant to Exchange Act Rule 14a-8(i)(7). Pursuant to Exchange Act Rule 14a-8(j)(2), enclosed are six (6) copies of this letter, including exhibits. By copy of this letter, the Company is notifying the Proponent and the Co-Proponent of its intention to omit the Initial Proposal and the Co-Proposal from the Proxy Materials.

The Company intends to file its definitive 2008 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2009 and the annual meeting of the Company's shareholders is expected to occur on or about April 28, 2009. Printing of the definitive proxy statement is expected to begin on March 16, 2009. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its definitive Proxy Materials with the Commission.

The Proposal is Excludable Pursuant to Rule 14a-8(i)(7)

The Proposal may be properly omitted in accordance with Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations. Under Rule 14a-8(i)(7), a company may properly exclude a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." *See* Exchange Act Rule 14a-8(i)(7). As the Commission stated in Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the purpose of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission, in further explaining the policy behind Rule 14a-8(i)(7), noted that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Commission further stated that consideration for exclusion under 14a-8(i)(7) should also be given to proposals that seek to "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Examples of such proposals would include proposals that seek "to impose specific time-frames or methods for implementing complex policies." *See* 1998 Release.

Managing foreclosures and structuring loan modifications is a day-to-day operating function. The Company's policies and procedures for handling defaults on mortgage assets and foreclosures are a critical component of the Company's day-to-day operations. The

Company has been acutely focused on managing the credit risks in its existing portfolio of residential mortgage assets and similar assets that are expected be acquired upon consummation of the Company's pending merger with National City Corporation ("National City"). The Company has long had an established internal infrastructure supervised by division-level management and overseen by senior executives to develop and implement collection and work-out programs adapted to the Company's numerous markets and the industry environment. Decisions with respect to how troubled loans should be managed in order to maximize recoveries for the benefit of its shareholders and continue to support communities through the disciplined extension of credit are precisely the sort of ordinary business operations the exception set forth in Rule 14a-8(i)(7) recognizes are properly the sphere of management and board direction.

Designing a workable mortgage modification program is exceptionally complicated, requires consideration of many factors and variables and must be flexible and capable of fine-tuning to fit challenging and varied industry and geographic conditions. The challenges posed by the current credit environment are highly complex and, as relates to the Company's operational policies and procedures, are not matters as to which shareholders are in a position to make an informed judgment. The ongoing efforts by teams at the Company—including management and internal experts on working with delinquent and at-risk debtors--have already stratified the Company's mortgage portfolio along a number of dimensions. The Company has determined that different categories of mortgage loans—depending, for example, on whether they are owned by the Company, a third party or a securitization trust, or on whether they are serviced by the Company or a third party—will require different approaches to modification. A successful modification program will not be a one-size-fits-all model, but instead will require loan-by-loan and market-by-market assessments to ensure that appropriate modifications are offered in any particular case, taking into account changing market conditions, potential risks of modification, the Company's experiences and results over time and the impact on all parties affected.

Setting eligibility criteria for mortgage modifications and determining the terms of a modification offer are highly individualized analyses and depend on many factors. Some of the factors relate to how the loan was originated (loan product type, underwriting methods and criteria). Some of the factors relate to the current circumstances of the borrower (such as household income, current expenses, non-real estate asset base, payment history and willingness to pay) while others relate to the current state of the mortgaged property (such as its market value in relation to debts secured by it and the severity of the real estate downturn in the same geographic area, as well as the condition of the property). The parties in interest (including servicers, securitization participants, mortgage and bond insurers, and others) are relevant to determining how much flexibility one may have to modify a loan. How these and other variables will affect what mortgage modification method may be pursued and is most successful in minimizing foreclosures to keep people in their homes while maximizing social and financial returns for shareholders, investors and communities is an iterative process that requires continuing assessment and focus.

None of the existing proposed mortgage modification programs has yet demonstrated consistent success. A number of alternative models for mortgage modification are competing for general acceptance, including the State Attorneys General programs endorsed by the Proposal, which resulted from a specific lawsuit filed against Countrywide, a state-chartered lender, based on allegations of deceptive and unfair lending practices. Different financial institutions have developed their own proprietary methods, with the J.P. Morgan Chase and Citigroup initiatives among the largest, and different regulators have proposed their own alternative methods, including the FDIC's approach implemented through its management of IndyMac Federal Bank. None of these programs has a demonstrated track record of success. The FDIC proposal, for example, has received substantial publicity, but evidence to date shows re-default rates in excess of 50 percent.[1] Comptroller of the Currency John Dugan recently commented that "over half of mortgage modifications seemed not to be working after six months."[2]

There is still substantial uncertainty in the marketplace about the best path forward with respect to managing residential mortgage defaults and minimizing foreclosures. While the Company is actively evaluating alternatives, it is clear that no existing model (including the model based on Countrywide's settlement with a number of State Attorneys General that Proponent has endorsed) has successfully addressed the many complex factors that must be considered in structuring a viable response to the escalating foreclosure rates.

Mortgage modification programs entail substantial legal considerations that make one-size-fits-all approaches to loan modification impossible. Attempts to implement loan modification programs have already spurred investor litigation and challenges to the legal authority to implement such programs. In fact, the approach endorsed by a number of State Attorneys General in connection with Countrywide's settlement of outstanding litigation (and, as noted above, the approach endorsed in the Proposal) is at the center of the most prominent of such disputes. Earlier this month, a private action was commenced in New York state court on behalf of holders of bonds issued by securitization trusts that acquired loans originated by Countrywide. The suit asks the court to confirm that the trust documents prohibit loan modifications and require the repurchase of any modified loans. The practical effect of the suit would be to force Countrywide to repurchase from the securitization trusts any mortgage that it modified in response to the settlement with the State Attorneys General. If granted, this remedy would potentially require Countrywide to repurchase up to the nearly 400,000 mortgages it announced in October it would modify under an agreement with a number of State Attorneys General. The litigation risk associated with mortgage modification programs is one of many important factors that the Company must consider as it moves forward with modification efforts.

---

[1] Statistics released by the Office of the Comptroller of the Currency on December 8, 2008, available at http://www.occ.treas.gov/ftp/release/2008-142.htm.

[2] John C. Dugan, Remarks Before the OTS 3rd Annual National Housing Forum, available at http://www.occ.gov/ftp/release/2008-142a.pdf.

The Staff has previously concurred that a similar proposal could be excluded under Rule 14a-8(i)(7). *See* Citicorp (January 26, 1990) (permitting exclusion of proposal to write down, discount or liquidate loans to less developed countries because it related to "forgiveness of a particular category of loans and the specific strategy and procedures for effectuating such forgiveness"). In the same line of letters, the Staff has concurred that other recent proposals could be similarly excluded under Rule 14a-8(i)(7). *See, e.g.*, Bank of America Corporation (February 27, 2008) (permitting exclusion of proposal to provide annual disclosure of policies and practices regarding, among other items, mortgage lending to individuals without social security numbers and the extent to which such mortgages could be characterized as subprime "as relating to Bank of America's ordinary business operations (*i.e.*, credit policies, loan underwriting and customer relations)"); Washington Mutual, Inc. (December 21, 2007) (permitting exclusion of proposal to disclose information relating to "potential financial exposure as a result of the mortgage securities crisis" as relating to "ordinary business operations (*i.e.*, evaluation of risk)").

The Proposal not only encroaches on the day-to-day operations of important but highly specialized divisions of the Company, but also micromanages by endorsing adoption of an unproven (and indeed criticized and potentially risky) model of mortgage modification.

For the foregoing reasons, we believe that, consistent with the 1998 Release and the Staff's prior no-action letters, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

Conclusion

We respectfully submit, for the foregoing reasons, that the Proposal may be omitted in accordance with Rule 14a-8(i)(7). We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted in its entirety from the Company's 2009 Proxy Materials. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If you have any questions regarding this request or require additional information, please contact the undersigned at (412) 762-1901 or fax at (412) 705-2194.

Very truly yours,

George P. Long, III

George P. Long, III
Senior Counsel and Corporate Secretary

cc: Patricia Zerega
Board of Pensions of the Evangelical
Lutheran Church in America
800 Marquette Ave., Suite 1050
Minneapolis, MN 55402

Ivy Wafford Duke
Calvert Investments
4550 Montgomery Avenue
Bethesda, MD 20814

Board of Pensions
Evangelical Lutheran Church in America

800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892
(800) 352-2876 • (612) 333-7651
Fax: (612) 334-5399
mail@elcabop.org • www.elcabop.org

VIA OVERNIGHT DELIVERY

November 5, 2008

George P. Long, III
Corporate Secretary
The PNC Financial Services Group
One PNC Plaza
249 Fifth Avenue
Pittsburgh, PA 15222-2707

RECEIVED
NOV 0 6 2008
Corporate Secretary

Dear Mr. Long:

As a faith-based pension plan and institutional investor, the Board of Pensions of the Evangelical Lutheran Church in America (ELCA) believes it's possible to positively impact shareholder value while at the same time aligning with the values, principles and mission of the ELCA. We believe that corporations need to promote positive corporate policies including a loan servicing policy which takes into account the current high foreclosure levels in the U.S. and loan modification programs being implemented by industry peers in response to these high levels.

The ELCA Board of Pensions is beneficial owner of over 6,997 shares of PNC common stock. A letter of ownership verification from the custodian of our portfolio will follow under separate cover. We have been a shareholder of more than $2,000 of common stock for over one year, and we intend to maintain a requisite ownership position through the 2009 annual meeting of shareholders.

Enclosed is a shareholder proposal requesting that PNC develop a loan servicing policy providing for the development of a loan modification program and periodically report on the progress of its policy. According to SEC Rule 14a-8, we ask that this resolution be included in the proxy materials for the 2009 annual meeting of shareholders. Should the Board of Directors choose to oppose the resolution, we ask that our supporting statement be included as well in the proxy materials.

We are looking forward to engaging with you in a dialogue on this issue. Patricia Zerega, Director of Corporate Social Responsibility, is prepared to assemble a dialogue team and can be reached at 412-367-7575 in the Corporate Social Responsibility office of the ELCA.

Sincerely,

Heather H. Williamson

Heather H. Williamson
Senior Investment Manager
ELCA Board of Pensions

CC: Pat Zerega
ELCA SW PA Synod
9625 Perry Highway
Pittsburgh, PA 15237

Kelli Dever – Mellon
Global Security Services
135 Santilli Highway
Everett, MA 02149

James E. Rohr
Chairman and CEO
The PNC Financial Services Group
One PNC Plaza, 249 Fifth Avenue
Pittsburgh, PA 15222-2707

PNC Financial Services
Loan Servicing Resolution

Whereas PNC's acquisition of National City Corp (NCC) results in an additional $190.4 billion of mortgage servicing and a total servicing portfolio of $214.2 billion, based on data of June 2008. NCC had originated 20% Alt-A loans in 2006, declining to 12% in 2007, which it was servicing, including comparable amounts of interest only Adjustable Rate Mortgages. Nearly 40% of total originations were via independent brokers and mortgage companies. PNC is considering large write downs on the portions that are held in portfolio.

Whereas the Mortgage Metrics Report of the Office of Thrift Supervision and the Office of the Comptroller of the Currency for major servicers in June shows 5.8% of all serviced Alt-A loans were seriously delinquent (60 or more days) and 3.3% were foreclosures in process.

Whereas the foreclosures have hurt not only the borrowers but the economy through the large increase in vacant housing and the further decline of housing values, causing financial problems to local communities. For example, Vallejo City (CA) is filing bankruptcy as the result of the large numbers of vacant houses.

Whereas lenders, especially those like Countrywide that extensively use brokers, have faced complaints of deceptive methods and predatory lending practices in the process of making their loans. As a result State Attorneys General and banking authorities of 11 states brought suit against Countrywide, now a part of Bank of America, on the basis of these complaints. Bank of America then agreed to their nationwide homeownership retention program focusing particularly on subprime but including Alt-A loans and calling for loan modification wherever possible and relocation assistance for borrowers whose loans cannot be modified and face foreclosure.

Whereas loan modification under this agreement seeks whenever possible to make loans affordable by reducing the loan costs plus insurance and taxes to 34% of borrower income through various mechanisms including interest rate reductions and interest caps in the near term

Whereas the State Attorneys General have sent letters to 16 major servicers stating:

> "Given the significant losses associated with foreclosures, and your fiduciary duty to maximize the return for your investors, we believe that every major servicer of subprime loans should adopt these types of programs as soon as possible. We believe that doing so is in the best interest of homeowners, servicers, investors and the economy at large."

Whereas since PNC, with NCC's servicing, will be servicing over $200 billion, a large portion of which were made by third parties over which NCC had less control for preventing predatory practices, we believe PNC should implement as far as possible the suggestions on loan modifications given by the State Attorneys General.

Be it therefore resolved that the board of directors develop a loan servicing policy providing for the development of programs such as those put forth by the State Attorneys General in order to remedy borrowers for past predatory loan practices, help prevent future ones, reduce losses associated with foreclosures, and increase return to investors; and then report periodically to shareholders on its progress.

Exhibit B

Calvert

INVESTMENTS
THAT MAKE A DIFFERENCE®

November 20, 2008

George P. Long, III
Corporate Secretary
The PNC Financial Services Group
One PNC Plaza
249 Fifth Avenue
Pittsburgh, PA 15222-2707

Dear Mr. Long:

Calvert Asset Management Company, Inc.("Calvert"), a registered investment advisor, provides investment advice for the 42 mutual funds sponsored by Calvert Group, Ltd., including Calvert's 22 socially responsible mutual funds. Calvert currently has over $12.5 billion in assets under management.

The Calvert Social Investment Fund Enhanced Equity Portfolio and the Calvert Social Index Fund (each a "Fund") are each beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation available upon request). Furthermore, each Fund has held these shares continuously for at least one year, and it is Calvert's intention that each Fund continues to own shares in The PNC Financial Services Group, through the date of the 2009 annual meeting of shareholders.

We are notifying you, in a timely manner, that Calvert, on behalf of the Funds, is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for the inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As a long-standing shareholder, both Funds are filing the enclosed resolution requesting PNC Financial Services to develop a loan servicing policy providing for the development of a loan modification program and periodically report on the progress of its policy.

We understand that Pat Zerega, on behalf of the Evangelical Lutheran Church in America (ELCA), is submitting an identical proposal. Calvert recognizes ELCA as the lead filer and intends to act as a co-sponsor of the resolution. Ms. Zerega has agreed to coordinate contact between PNC Financial Services Group management and any other shareholders filing the proposal, including Calvert. However, Calvert would like to receive copies of all correspondence sent to Ms. Zerega as it relates to the proposal. In this regard, Shirley Peoples, Senior Social Research Analyst, will represent Calvert. Please feel free to contact her at (301) 951-4817 or via email at shirley.peoples@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke
Assistant Vice President

A UNIFI Company

4550 Montgomery Avenue
Bethesda, MD 20814
800.368.2748
www.calvert.com

Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

cc: James E. Rohr, Chairman and CEO, The PNC Financial Services Group

Pat Zerega, ELCA SW PA Synod

Bennett Freeman, Senior Vice President for Social Research and Policy, Calvert Asset Management Company, Inc.

Stu Dalheim, Manager of Advocacy, Calvert Asset Management Company, Inc.

Shirley Peoples, Senior Social Research Analyst, Calvert Asset Management Company, Inc.

Encl: Resolution Text

A UNIFI Company

4550 Montgomery Avenue
Bethesda, MD 20814
800.368.2748
www.calvert.com

PNC Financial Services
Loan Servicing Resolution

Whereas, PNC's acquisition of National City Corp (NCC) results in an additional $190.4 billion of mortgage servicing and a total servicing portfolio of $214.2 billion, based on data of June 2008. NCC had originated 20% Alt-A loans in 2006, declining to 12% in 2007, which it was servicing, including comparable amounts of interest only Adjustable Rate Mortgages. Nearly 40% of total originations were via independent brokers and mortgage companies. PNC is considering large write downs on the portions that are held in the portfolio.

Whereas, the Mortgage Metrics Report of the Office of Thrift Supervision and the Office of the Comptroller of the Currency for major servicers in June shows 5.8% of all serviced Alt-A loans were seriously delinquent (60 or more days) and 3.3% were foreclosures in process.

Whereas, the foreclosures have hurt not only the borrowers but the economy through the large increase in vacant housing and the further decline of housing values, causing financial problems to local communities. For example, Vallejo City (CA) is filing bankruptcy as the result of the large numbers of vacant houses.

Whereas, lenders, especially those like Countrywide that extensively use brokers, have faced complaints of deceptive methods and predatory lending practices in the process of making their loans. As a result State Attorneys General and banking authorities of 11 states brought suit against Countrywide, now a part of Bank of America, on the basis of these complaints. Bank of America then agreed to their nationwide homeownership retention program focusing particularly on subprime but including Alt-A loans and calling for loan modification wherever possible and relocation assistance for borrowers whose loans cannot be modified and face foreclosure.

Whereas, loan modification under this agreement seeks whenever possible to make loans affordable by reducing the loan costs plus insurance and taxes to 34% of borrower income through various mechanisms including interest rate reductions and interest caps in the near term.

Whereas, the State Attorneys General have sent letters to 16 major servicers stating:

> "Given the significant losses associated with foreclosures, and your fiduciary duty to maximize the return for your investors, we believe that every major servicer of subprime loans should adopt these types of programs as soon as possible. We believe that doing so is in the best interest of homeowners, servicers, investors and the economy at large."

Whereas, since PNC, with NCC's servicing, will be servicing over $200 billion, a large portion of which were made by third parties over which NCC had less control for preventing predatory practices, we believe PNC should implement as far as possible the suggestions on loan modifications given by the State Attorneys General.

Be it therefore resolved that, the board of directors develop a loan servicing policy providing for the development of programs such as those put forth by the State Attorneys General in order to remedy borrowers for past predatory loan practices, help prevent future ones, reduce losses associated with foreclosures, and increase return to investors; and then report periodically to shareholders on its progress.

END